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CATHERINE FAUVER catherine.fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

April 23, 2024

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:

Goldman Sachs Trust (SEC File Nos. 033-17619 and 811-05349) (“GST”) and Goldman Sachs Variable Insurance Trust (SEC File Nos. 333-35883 and 811-08361) (“GSVIT”) (each a “Registrant” and together, the “Registrants”)

Post-Effective Amendment No. 899 to the GST Registration Statement on Form N-1A and Post-Effective Amendment No. 97 to the GSVIT Registration Statement on Form N-1A

Dear Ms. Larkin,

This letter responds to the comments you provided to me, Abel Araya and Lauren Vineyard during a telephonic discussion on April 9, 2024 with respect to your review of Post-Effective Amendment No. 899 to GST’s registration statement with respect to Goldman Sachs International Equity Dividend and Premium Fund and Goldman Sachs U.S. Equity Dividend and Premium Fund and Post-Effective Amendment No. 97 to GSVIT’s registration statement with respect to Goldman Sachs Large Cap Value Fund and Goldman Sachs Mid Cap Value Fund (each an “Amendment” and together, the “Amendments”), each filed with the U.S. Securities and Exchange Commission (“SEC”) on February 23, 2024. Each Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of (i) amending the non-fundamental 80% investment policy of each Fund; and (ii) making certain other disclosure changes. We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

GST PEA No. 899

Statement of Additional Information (“SAI”)

1.

Comment: In the “Trustees and Officers – Trustees of the Trust” section of the SAI, please include disclosure specifying which Morgan Stanley entity is listed in the fourth column of the “Independent Trustees” table captioned “Principal Occupation(s) During Past 5 Years” for Paul C. Wirth.

Response: The Registrant respectfully notes that the disclosure as currently written is accurate. Mr. Wirth was employed by Morgan Stanley (NYSE: MS), which is the full name of the specific entity. As a result, the Registrant declines to make any changes in response to this comment.

2.

Comment: In the “Trustees and Officers – Trustees of the Trust” section of the SAI, please include disclosure regarding the line of business for Dreyfus Institutional Service Corporation in the fourth column of the “Interested Trustees” table captioned “Principal Occupation(s) During Past 5 Years” for James A. McNamara pursuant to Instruction 3, Item 17(a)(1) of Form N-1A.

Response: The disclosure has been revised as follows:

Advisory Director, Goldman Sachs (January 2018–Present); Managing Director, Goldman Sachs (January 2000–December 2017); Director of Institutional Fund Sales, GSAM (April 1998–December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (a financial services firm) (January 1993–April 1998).

Part C

3.	Comment: Please confirm that the Funds will include a hyperlink to the corresponding exhibit in Item 28(g) of Part C.

Response: The Registrant confirms that the corresponding exhibit will be hyperlinked in Item 28(g) in the next post-effective amendment.

GSVIT PEA No. 97

Goldman Sachs Large Cap Value Fund Prospectus

4.

Comment: In the Goldman Sachs Large Cap Value Fund’s “Summary – Principal Strategy” section, the disclosure states that a company with a market capitalization above $3 billion is considered to be a “large-cap” company. Please explain supplementally why the Registrant considers companies with market capitalizations above $3 billion to be large-capitalization in light of the Frequently Asked Questions (“FAQs”) about Rule 35d-1 (December 4th, 2001).

Response: The Fund invests, under normal circumstances, at least 80% of its Net Assets in a diversified portfolio of equity investments in large-cap U.S. issuers. The Registrant confirms that, under current market conditions, companies with market capitalizations above $3 billion are generally considered to be large-cap companies. However, the registration statement discloses that this capitalization threshold will change with market conditions. Consistent with

SEC Staff guidance, the Registrant supplementally notes that the current capitalization threshold of $3 billion that is used for purposes of the Fund’s 80% investment policy is generally consistent with the current capitalization range of a widely-used third-party securities index that broadly represents the performance of the 1,000 largest U.S. companies.1 The Registrant therefore believes that the Fund’s current market capitalization threshold for large-cap companies is consistent with Rule 35d-1 and SEC Staff guidance.

5.

Comment: In the Goldman Sachs Large Cap Value Fund’s “Investment Management Approach – Principal Investment Strategies” section, the disclosure states that the Fund, “may also invest in stock, warrants, and other securities of special purpose acquisition companies (“SPACs”) or similar special purpose entities that pool funds to seek potential acquisition opportunities.” Please confirm if this is a principal investment strategy of the Fund. If so, please include in the Fund’s Summary Prospectus to be consistent.

Response: The Registrant hereby confirms that such investments are not a principal strategy of the Fund. As a result, the Registrant respectfully declines to make any changes in response to this comment.

Goldman Sachs Mid Cap Value Fund Prospectus

6.

Comment: In the Goldman Sachs Mid Cap Value Fund’s “Summary – Principal Strategy” section, the disclosure states that a company with a market capitalization between $2 billion and $50 billion is considered to be a “mid-cap” company. Please explain supplementally why the Registrant considers companies with market capitalizations between $2 billion and $50 billion to be mid-capitalization in light of the FAQs about Rule 35d-1 (December 4th, 2001).

Response: The Fund invests, under normal circumstances, at least 80% of its Net Assets in a diversified portfolio of equity investments in mid-cap issuers. The Registrant confirms that, under current market conditions, companies with market capitalizations between $2 billion and $50 billion are generally considered to be mid-cap companies. However, the registration statement discloses that this capitalization range will change with market conditions. Consistent with SEC Staff guidance, the Registrant supplementally notes that the current capitalization range of $2 billion to $50 billion that is used for purposes of the Fund’s 80% investment policy is generally consistent with the current capitalization ranges of widely-used third-party securities indices that broadly represent the performance of the mid-cap segment of the U.S. equity universe.2 The Registrant therefore believes that the Fund’s current market capitalization range for mid-cap companies is consistent with Rule 35d-1 and SEC Staff guidance.

[1]

See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 2001), at Question 6 (“[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices … .”).

[2]	See id.

Part C

7.	Comment: Please confirm that the Funds will include a hyperlink to the corresponding exhibit in Item 28(g) of Part C.

Response: The Registrant confirms that the corresponding exhibit will be filed for Item 28(g) and Exhibits Index in the next post-effective amendment.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver
Catherine Fauver

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Curtis Tate, Goldman Sachs & Co. LLC

Brenden Carroll, Dechert LLP

Abel Araya, Dechert LLP